Exhibit 99.1

ZENIX AUTO’S CHAIRMAN EXERCISES OPTION TO PURCHASE SHARES

ZHANGZHOU, China, December 20, 2012 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or the “Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced that Mr. Jianhui Lai (“Mr. Lai”), the founder, chairman of the board of directors and chief executive officer of Zenix Auto, has exercised his option to purchase all of the outstanding equity of Newrace Limited from its sole shareholder, Ms. Laifan Chu (“Ms. Chu”), and as a result, has become Zenix Auto’s controlling shareholder. Newrace Limited owns 143,690,400 ordinary shares of the Company, representing 69.6% of the Company’s total issued and outstanding ordinary shares.

As previously disclosed, following a restructuring of the Company’s business in preparation for its planned initial public offering, Mr. Lai and Ms. Chu entered into a share purchase option agreement dated as of October 25, 2010. Under that agreement, Mr. Lai had an option to purchase any or all of the share capital of Newrace Limited from Ms. Chu during the period from January 1, 2009 to December 31, 2013 at an agreed exercise price. On December 19, 2012, Mr. Lai issued a notice of exercise to Ms. Chu, pursuant to which Mr. Lai exercised his option to purchase all of the ordinary shares of Newrace Limited. These ordinary shares were transferred and delivered to Mr. Lai on December 20, 2012, with the exercise price of US$27,934,000.00 to be paid by Mr. Lai to Ms. Chu within 90 business days from December 20, 2012.

Mr. Lai commented, “This transaction further aligns my interest with our other shareholders as we strengthen our strategies to capture market share in this challenging business environment, produce strong free cash-flow and prepare for the introduction of our new commercial vehicle aluminum wheels. I remain confident that our strategies and operations will build long-term shareholder value over time.”

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, the Company offers more than 330 series of tubed steel wheels, tubeless steel wheels, and off-road steel wheels in both the aftermarket and OEM market in China and internationally. Zenix Auto’s customers include group members of a number of large PRC commercial vehicle manufacturers, and it also exports products to over 70 distributors in more than 30 countries worldwide. With five large, strategically located manufacturing facilities in multiple regions across China, the Company has an aggregate annual production capacity of approximately 15.0 million units of steel wheels as of December 31, 2011. For more information, please visit: http://zenixauto.com/en.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Zenix Auto’s strategic and operational plans, contain forward-looking statements. Zenix Auto may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about Zenix Auto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including our ability to successfully develop new tubeless steel wheel products and the planned introduction of aluminum wheels; our ability to expand our distribution network; overall growth in the aftermarket and OEM market in China and elsewhere, which depends on a number of factors beyond our control including economic growth rates and vehicle sales; and changes in our revenues and certain cost or expense items as a percentage of our revenues. Further information regarding these and other risks is included in our filings with the SEC. Zenix Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Zenix Auto undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

            dixon.chen@grayling.com

Media Contact:

Ivette Almeida

Grayling

Tel: +1 917-302-9946

Email: Ivette.almeida@grayling.com

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